This Form 4 Amendment replaces the Form 4 timely filed on May 10, 2000, which inadvertently was filed using William Lansing's CIK number (a Director of BigStar Entertainment, Inc.). This amendment also includes additional data under
Item 9 of Table II (No. of Derivative Securities Beneficially Owned at End of Month).

                                                                                                    ----------------------------
                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
                                                                                                    ----------------------------
- --------                                         Washington, D.C. 20549                           OMB Number         3235-0287
FORM 4                                                                                              Expires:   December 31, 2001
- --------                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
                                                                                                    hours per response. . . .0.5
                                                                                                    ----------------------------

[ ] Check this box if no     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
    longer subject to        Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
    Section 16. Form 4 or
    Form 5 obligations
    may continue.
    See Instruction 1(b).

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1. Name and Address of Reporting | 2. Issuer Name and Ticker or                 | 6. Relationship of Reporting Person(s) to Issuer
   Person*                       |    Trading Symbol                            |        (Check all applicable)
                                 |                                              |
                                 |                                              |  [X] Director              [ ] 10% Owner
   Stuart Goldfarb               |    BigStar Entertainment, Inc./BGST          |  [ ]  Officer (give        [ ] Other (specify
- --------------------------------------------------------------------------------|               title below)            below)
  (Last)       (First)  (Middle) | 3. IRS or Social Security| 4. Statement for  |
                                 |    Number of Reporting   |    Month/Year     |
                                 |    Person (Voluntary)    |                   |
                                 |                          |      04/00        |
19 Fulton Street, 5th Floor      |                          |-----------------------------------------------------------------------
- -------------------------------|                          | 5.If Amendment,   | 7. Individual or Joint/Group Filing
           (Street)              |                          |   Date of Original|    (Check Applicable Line)
                                 |                          |    (Month/Year)   |    [X] Form filed by One Reporting Person
 New York,     NY         10038  |                          |       04/00            [ ] Filed by More than One Reporting Person
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 (City)     (State)        Zip)  | Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security          | 2. Trans-| 3. Trans-    | 4. Securities Acquired   | 5. Amount of   | 6. Owner-   |7. Nature
   (Instr. 3)                 |    action|    action    |    (A) or Disposed of (D)|    Securities  |    ship     |   of In-
                              |    Date  |    Code      |    (Instr.3, 4 and 5)    |    Beneficially|    Form:    |   direct
                              |   (Month/|    (Instr. 8)|                          |    Owned at    |    Direct   |   Beneficial
                              |    Day/  |-----------------------------------------|    End of Month|    (D) or   |   Owner-
                              |    Year) |         |    |         |  (A) or |      |                |    Indirect |   ship
                              |          |  Code   | V  |  Amount |  (D)    | Price|   (Instr.3     |    (I)      |
                              |          |         |    |         |         |      |    and 4)      |    (Instr.4)|   (Instr.4)
- ----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  |          |         |    |         |         |      |  1,428,571 (1) |    (I)      |     (I)
                              |          |         |    |         |         |      |                |             |
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                              |          |         |    |         |         |      |                |             |
                              |          |         |    |         |         |      |                |             |
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                              |          |         |    |         |         |      |                |             |
                              |          |         |    |         |         |      |                |             |
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                              |          |         |    |         |         |      |                |             |
                              |          |         |    |         |         |      |                |             |
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                              |          |         |    |         |         |      |                |             |
                              |          |         |    |         |         |      |                |             |
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                                                                                                          See Attached
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                  Potential persons who are to respond to the collection of
                                                  information contained in this form are not required to
                                                  respond unless the form displays a currently valid OMB
                                                  control number.

                                                                                                                             (Over)


FORM 4  (continued)      Table  II  -  Derivative   Securities  Acquired, Disposed of, or Beneficially Owned
                         (e.g., puts, calls, warrants, options, convertible securities)

- ----------------------------------------------------------------------------------------------------------------------------------
1.Title of   |2.Conver- |3.Transac-|4.Transac-|5.Number   |6. Date Exer-|7.Title and    |8.Price |9.Number   |10.Owner- |11.Nature
  Derivative |  sion or |  tion    |  tion    |  of Der-  |   cisable   |  Amount of    |  of    |  of Deriv-| ship     |   of
  Security   |  Exercise|  Date    |  Code    |  ivative  |   and Exp-  |  Underlying   |  Deriv-|  ative    | Form of  |   Indirect
  (Instr. 3) |  Price of|          | (Instr.8)|  Securi-  |   iration   |  Securities   |  ative |  Secur-   | Deriv-   |   Benefi-
             |  Deriv-  |  (Month/ |          |  ities    |   Date      |  (Instr.3     |  Secur-|  ities    | ative    |   cial
             |  ative   |  Day/    |          |  Acquired |   (Month/   |  and 4)       |  ity   |  Bene-    | Security:|   Owner-
             |  Security|  Year)   |          |  (A) or   |   Day/Year) |               | (Instr.|  ficially | Direct   |   ship
             |          |          |          |  Disposed |             |               |  5)    |  Owned    | (D) or   |  (Instr.4)
             |          |          |          |  of(D)    |-----------------------------|        |  at End   | Indirect |
             |          |          |          |  (Instr.3,|Date   |Expir|Title|Amount or|        |  of       | (I)      |
             |          |          |          |  4 and 5):|Exer-  |ation|     |Number of|        |  Month    | (Instr.4)|
             |          |          |----------------------|cisable|Date |     |Shares   |        | (Instr.4) |          |
             |          |          | Code | V | (A)  |(D) |       |     |     |         |        |           |          |
- ----------------------------------------------------------------------------------------------------------------------------------
Options to   |$2.75     |4/12/00   |  A   |   |35,000|    |05/12/ |04/12|Common|35,000  |         |35,000    |    D     |
purchase     |          |          |      |   |      |    |00-4/12|05   |Stock |        |         |          |          |
common stock                                               /01 (2)
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             |          |          |      |   |     |     |       |     |     |         |        |           |          |
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
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             |          |          |      |   |     |     |       |     |     |         |        |           |          |
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
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             |          |          |      |   |     |     |       |     |     |         |        |           |          |
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
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             |          |          |      |   |     |     |       |     |     |         |        |           |          |
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
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                                                                                 /s/ Stuart Goldfarb              May 25, 2000
                                                                              ----------------------------------  -----------------
                                                                               **Signature of Reporting Person          Date
Explanation of Responses:

(1) Mr. Goldfarb serves on the board of directors of ValueVision International, Inc., which currently owns 1,428,571 shares of common stock of BigStar
    Entertainment, Inc. Mr. Goldfarb disclaims beneficial ownership of these shares of common stock.

(2) These options vest monthly from May 12, 2000 through March 12, 2001 at the rate of 2,917 per month with the remainning 2,913 vesting on April 12, 2001.


**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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